



SEC
Mail Processing SECUF
Section

FEB 21 2013

Washington DC
400

SEC
Mail Processing Section

FEB 21 2
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

13011658

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SEC FILE NUMBER
8-   22567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/12_____ AND ENDING _____12/31/12_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stofan, Agazzi & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Black Road, Suite 101
(No. and Street)

Joliet   Illinois   60435
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Stofan   (815) 729-1266
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G   Indianapolis   Indiana   46220
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *P*otential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ Mark Stofan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Stofan, Agazzi & Company, Inc. _____ , as of _____ December 31 _____ , 20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

```
OFFICIAL SEAL
IRENE E CELANDER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 06/14/2016
```

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Stofan, Agazzi & Company, Inc.

Financial Report

December 31, 2012



Stofan, Agazzi & Company, Inc.

Financial Report

December 31, 2012



317-257-1540
FAX: 317-257-1544
www.klpcpa.com

6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stofan, Agazzi & Company, Inc.

Independent Auditors' Report

We have audited the accompanying financial statements of Stofan, Agazzi & Company, Inc., which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stofan, Agazzi & Company, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Indianapolis, Indiana
February 14, 2013

Stofan, Agazzi & Company, Inc.

Statements of Financial Condition

Assets		December 31, 2012		December 31, 2011
Cash and cash equivalents	$	117,392	$	316,422
Cash segregated for the exclusive benefit of customers		2,814		2,814
Commissions receivable		161,467		172,999
Deposit with clearing organization		55,333		55,327
Securities owned:				
Marketable		-		31,863
Not readily marketable		200		200
Cash surrender value of life insurance		166,073		162,054
Prepaid expenses		24,245		22,558
Deferred tax assets		1,798		-
Property, net		17,242		24,559
Total Assets	$	546,564	$	788,796

The accompanying notes are an integral part of these financial statements

2

Stofan, Agazzi & Company, Inc.

Statements of Financial Condition

Liabilities and Stockholders' Equity	December 31, 2012		December 31, 2011	
Liabilities				
Accounts payable	$	43,896	$	46,064
Accrued retirement benefits		40,438		85,000
Income taxes payable		6,312		2,422
Deferred income taxes		-		4,423
Total Liabilities		90,646		137,909
Stockholders' Equity				
Common stock, $0.50 par value, 1,800 shares authorized, 800 shares issued and outstanding		400		400
Additional paid in capital		54,303		54,303
Retained earnings		401,215		596,184
Total Stockholders' Equity		455,918		650,887
Total Liabilities and Stockholders' Equity	$	546,564	$	788,796

The accompanying notes are an integral part of these financial statements

Stofan, Agazzi & Company, Inc.

Statements of Income

	For the Years Ended	
	December 31, 2012	December 31, 2011
Revenues		
Commissions	$ 1,878,688	$ 1,864,192
Gain on firm securities investment account	484	1,014
Interest income	2,388	5,131
Other income	23,537	31,792
	1,905,097	1,902,129
Operating Expenses		
Employee compensation and benefits	1,273,106	1,458,636
Clearing charges	190,073	170,115
Occupancy expenses	103,852	99,840
Communications	20,208	21,769
Administrative expenses	123,807	110,270
Legal and professional fees	178,393	30,062
	1,889,439	1,890,692
Net Income Before Income Taxes	15,658	11,437
Income Taxes	10,627	10,705
Net Income	$ 5,031	$ 732

The accompanying notes are an integral part of these financial statements

Stofan, Agazzi & Company, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance, December 31, 2010	$ 400	$ 54,303	$ 595,452
Net income			732
Balance, December 31, 2011	400	54,303	596,184
Stockholder distributions			(200,000)
Net income			5,031
Balance, December 31, 2012	$ 400	$ 54,303	$ 401,215

The accompanying notes are an integral part of the financial statements.

Stofan, Agazzi & Company, Inc.

Statement of Cash Flows

	For the Years Ended	
	December 31, 2012	December 31, 2011
Operating Activities		
Net income	$ 5,031	$ 732
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	7,317	7,823
Loss on disposal of fixed assets	-	356
Deferred income taxes	(6,221)	(108)
Change in firm securities investment account	31,863	(1,014)
Changes in operating assets and liabilities:		
Commissions receivable	11,532	1,365
Cash segregated for the benefit of customers	-	44
Other assets	(1,693)	3,217
Accounts payable and accrued expenses	(46,730)	(25,802)
Income taxes payable	3,890	9,654
Net Cash Provided by (Used in) Operating Activities	4,989	(3,733)
Investing Activities		
Increase in cash value of life insurance	(4,019)	(4,112)
Purchase of computers	-	(5,109)
Proceeds from maturities of certificates of deposit	-	75,375
Net Cash Provided by (Used in) Investing Activities	(4,019)	66,154
Financing Activities		
Distributions to stockholders	(200,000)	-
Repayment from stockholder	-	10,629
Net Cash Provided by (Used in) Financing Activities	(200,000)	10,629
Increase (Decrease) in Cash and Cash Equivalents	(199,030)	73,050
Cash and Cash Equivalents at Beginning of Year	316,422	243,372
Cash and Cash Equivalents at End of Year	$ 117,392	$ 316,422

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies

Description of Business
Stofan, Agazzi & Company, Inc. is a registered broker dealer. As a securities broker dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with First Clearing Corp.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Bad debts are written off on a case by case basis.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Securities Owned
Marketable securities are valued at their quoted market value determined in an active market. The resulting changes in market value are included in income under the heading Gain on firm securities investment account.

Not readily marketable securities consist of an investment in stock that is restricted by contractual requirements. This investment is recorded on the cost method.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $7,317 and $7,823 for the years ended December 31, 2012 and 2011, respectively, has been computed using straight line and accelerated rates and is depreciated over lives that range from 3 to 10 years.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during 2012 or 2011. The Company paid income taxes during 2012 and 2011 of $12,958 and $1,159, respectively.

Note 2 - Cash Segregated Under Federal Regulations

As of December 31, 2012 and 2011, cash of $2,814 and $2,814 respectively has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Stofan, Agazzi & Company, Inc.
Notes to Financial Statements
December 31, 2012

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2012	December 31, 2011
Furniture and office equipment	$ 75,928	$ 75,928
Less: Accumulated depreciation	58,686	51,369
Total	$ 17,242	$ 24,559

Note 4 - Income Taxes

The Company's effective income tax rate is higher than would be expected primarily because of expenses that are not deductible for tax purposes.

Years prior to 2009 are no longer subject to examination by federal and Illinois tax jurisdictions.

Temporary differences giving rise to the deferred tax asset and liability consist of tax depreciation in excess of book depreciation, accrued commissions for certain shareholders, and unrealized gains.

The provision for income tax expense (benefit) consists of the following:

	2012	2011
Current State	$ 6,589	$ 4,401
Current Federal	10,259	6,412
Deferred State	(2,586)	222
Deferred Federal	(3,635)	(330)
	$ 10,627	$ 10,705

Note 5 – Profit Sharing Plan

The Company maintains a qualified profit sharing retirement plan which includes a deferred savings provision under Internal Revenue Code Section 401(k). All employees of the Company are eligible to participate. Contributions are discretionary and are determined by the Board of Directors annually. Total profit sharing contributions to the plan for the years ended December 31, 2012 and 2011 were $-0- and $41,891, respectively.

Note 5 – Profit Sharing Plan   (Continued)

The Company also matches 25% of a participant's elective Section 401(k) salary deferrals up to 5% of the participating employee's annual compensation. Company contributions for the years ended December 31, 2012 and December 31, 2011 were $40,438 and $43,109, respectively.

Note 6 – Related Party Transactions

Stofan, Agazzi & Company, Inc. paid $60,000 and $60,000 in 2012 and 2011 respectively for the lease of operating facilities to a 16% owner of the Company. In 2012 and 2011 respectively, the Company also paid real estate taxes of $20,481 and $19,521 and condo association fees of $9,238 and $9,238 for 2012 and 2011, respectively, related to the operating facilities.

Note 7 - Concentrations of Credit Risk

The Company maintains deposits at First Community Bank. Through December 31, 2012, interest bearing accounts were insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 and non-interest bearing accounts were fully insured against loss. As of December 31, 2012, there were no deposits in excess of the insured amount. As of January 1, 2013, accounts are insured up to $250,000 per institution. Cash and money market funds held in various brokerage accounts are not insured against loss and as of December 31, 2012 totaled $38,129.

Note 8 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2012, the Company had net capital of $367,446 which was $117,446 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 24.7%.

Note 9 - Control Requirements

There are no amounts, as of December 31, 2012, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Stofan, Agazzi & Company, Inc.
Notes to Financial Statements
December 31, 2012

Note 10 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were some reconciling items between the December 31, 2012 unaudited Focus report and this report. The net effect on net capital was a decrease of $26,879.

Net capital as reported on the unaudited Focus report of December 31, 2012	$	394,325
Increase in stockholders' equity due to post-Focus audit adjustments		31,974
Increase in nonallowable assets		(58,885)
Decrease in haircuts on securities		32
Net Capital as Audited	$	367,446

Stofan, Agazzi & Company, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2012

Net Capital

Stockholders' equity	$	455,918
Add deferred income taxes		-
Less nonallowable assets		(87,810)
Net capital before haircuts on security position		368,108
Haircuts on securities		(662)
Net capital	$	367,446
Aggregate Indebtedness	$	90,646
Net capital required based on aggregate indebtedness	$	6,043
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	117,446
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	67,446
Percentage of Aggregate Indebtedness to Net Capital		24.7%



Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Stofan, Agazzi & Company, Inc.

In planning and performing our audit of the financial statements of Stofan, Agazzi & Company, Inc. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
Stofan, Agazzi & Company, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the selection and application of accounting principles. This weakness could result in a material misstatement in the financial statements, but it does not affect our report on these financial statements or the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 14, 2013



Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stofan, Agazzi & Company, Inc.
Joliet, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Stofan, Agazzi & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stofan, Agazzi & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stofan, Agazzi & Company, Inc.'s management is responsible for the Stofan, Agazzi & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

    Balance of Prior Year SIPC-7 - Check #17747 for $1,158.85 written on 2-15-2012
    SIPC-6 Balance – Check #17852 for $1,083.25 written on 7-30-2012

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting only insignificant differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2012, noting only insignificant differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2012, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2012, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
February 8, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

STOFAN, AGAZZI & COMPANY INC.
2801 BLACK ROAD STE 101
JOLIET, IL 60435-2702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
IRENE E CELANDER 815-729-1266

2. A. General Assessment (item 2e from page 2) .... $ 2459.

   B. Less payment made with SIPC-6 filed (exclude interest) .... (1083.25)
       07/30/2012
       Date Paid

   C. Less prior overpayment applied .... (0)

   D. Assessment balance due or (overpayment) 1376.51

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) ..... $_____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) .... $ 1376.51

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STOFAN, AGAZZI & COMPANY INC.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 8 day of FEBRUARY , 20 13 .

BUSINESS MANAGER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01_____, 20 12
and ending 12/31_____, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,906,872

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 684,522

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 190,073

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 484

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 2,031

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 19,447

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 26,410

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions 922,967

2d. SIPC Net Operating Revenues $ 983,905

2e. General Assessment @ .0025 $ 2,459.76

(to page 1, line 2.A.)

2

Stofan, Agazzi & Company, Inc.

Year Ended December 31, 2012

SIPC General Assessment Reconciliation
Supplemental Report



Stofan, Agazzi & Company, Inc.

Year Ended December 31, 2012

*SIPC General Assessment Reconciliation
Supplemental Report*



**Kehlenbrink
Lawrence
Pauckner**
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stofan, Agazzi & Company, Inc.
Joliet, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Stofan, Agazzi & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stofan, Agazzi & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stofan, Agazzi & Company, Inc.'s management is responsible for the Stofan, Agazzi & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

    Balance of Prior Year SIPC-7 - Check #17747 for $1,158.85 written on 2-15-2012
    SIPC-6 Balance – Check #17852 for $1,083.25 written on 7-30-2012

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting only insignificant differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2012, noting only insignificant differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2012, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2012, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
February 8, 2013


SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

STOFAN, AGAZZI & COMPANY INC.
2801 BLACK ROAD STE 101
JOLIET, IL 60435-2702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
IRENE E CELANDER 815-729-1266

2. A. General Assessment (item 2e from page 2) $ 2459.

   B. Less payment made with SIPC-6 filed (exclude interest)   (1083.25)
     07/30/2012
          Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   1376.51

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 1376.51

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STOFAN, AGAZZI & COMPANY INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 8 day of FEBRUARY , 20 13 .

BUSINESS MANAGER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01_____, 20 12
and ending 12/31_____, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,906,872

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.   684,522

    (2) Revenues from commodity transactions.   0

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.   190,073

    (4) Reimbursements for postage in connection with proxy solicitation.   0

    (5) Net gain from securities in investment accounts.   484

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.   2,031

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).   19,447

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

                                                                                           26,410

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
           Code 4075 plus line 2b(4) above) but not in excess
           of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities
           accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   922,967

2d. SIPC Net Operating Revenues $ 983,905

2e. General Assessment @ .0025 $ 2,459.76

                                                 (to page 1, line 2.A.)